Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Time Warner Inc.
Ratio of Earnings to Fixed Charges ($ in millions)

	2008 (1)	2007	2006	2005	2004
Earnings
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$(16,649)	$6,387	$6,381	$3,529	$4,220
Interest expense	2,463	2,509	1,969	1,620	1,753
Amortization of capitalized interest	5	5	3	3	3
Portion of rents representative of an interest factor	235	239	238	203	196
Adjustment for partially owned subsidiaries and 50% owned companies	(1,959)	424	438	330	274
Undistributed losses (earnings) of less than 50% owned companies	31	63	(64)	(15)	16
Total earnings	$(15,874)	$9,627	$8,965	$5,670	$6,462

Fixed Charges:
Interest expense	$2,463	$2,509	$1,969	$1,620	$1,753
Capitalized interest	1	15	17	10	2
Portion of rents representative of an interest factor	235	239	238	203	196
Adjustment for partially owned subsidiaries and 50% owned companies	15	16	63	87	72
Total fixed charges	$2,714	$2,779	$2,287	$1,920	$2,023

Ratio of earnings to fixed charges	—	3.5x	3.9x	3.0x	3.2x

	(1) For the ratio of earnings to fixed charges to equal 1.00, earnings, as adjusted, must increase by $18.588 billion.